DIOMED

December 3, 2004

Mr. Cary Paulette
2613 Sir Turquin Lane
Lewisville, TX 75056

Dear Cary,

This letter is to confirm our offer to you for the position of Vice President, North American Sales for Diomed, Inc. The position will be located in Andover, Massachusetts. Your specific job responsibilities will be developed in greater detail during the weeks ahead in consultation with me.

This offer is based on the following terms and conditions:

<u>Title:</u>	Vice President, North American Sales
<u>Base Salary:</u>	$175,000 per annum paid semi-monthly on the 15th and 30th of each month. You will be eligible for your first annual review on the anniversary of your start date.
<u>Bonus:</u>	In addition to your base compensation, you will be eligible to participate in the Executive Management Incentive Bonus Plan. As Vice President, North American Sales your incentive bonus will be 50% of the base salary. The payment of your bonus will be triggered by your achievement of certain performance criteria, all of which will be specifically agreed to within the first 90 days of employment.
<u>Signing Bonus:</u>	Diomed will pay you a sign on bonus of $25,000 within thirty (30) days of your start date to cover the quarterly bonus payment from your current employer which we understand you will forfeit.
<u>Stock Options:</u>	You will be granted incentive stock options to acquire 50,000 shares of common stock subject to the terms of the Company's Incentive Option Stock Plan. Your options will vest quarterly in arrears over a period of three (3) and shall be exercisable at a price based on the Market Value of the stock on the date of your employment. Should there be a change of control of the ownership of Diomed, you will vest immediately in all outstanding shares of your incentive stock options. In addition, you will be eligible to receive additional performance based incentive stock options for senior executives of the Company at level to be determined by the Board Compensation Committee upon completion of the current executive compensation analysis. This additional grant will be subject to the achievement of certain performance criteria to be established by the Board Compensation Committee and subject to shareholder approval of a new and/or expanded Omnibus Incentive Compensation Plan during 2005.

Relocation: It is agreed that you will relocate to the Boston area on or before June 2006. At such time as you effect your relocation, Diomed will reimburse you for household and personal moving expenses from your home in Lewisville, Texas to the Andover area. It is agreed that beyond the physical moving costs, Diomed will also pay real estate closing costs and commissions on both ends of the sale and purchase of your home. The total amount of reimbursement for these expenses is not to exceed $60,000.

Benefits: You will be eligible to participate in Diomed's Employee Benefit Plan which provides health and dental insurance, with the employee contribution, for dental insurance, being deducted from payroll. A description of the benefits and contributions are described in the attached benefits letter. Diomed also provides an Employee 401-k Plan.

Car Allowance: Diomed will pay you $750 per month as a car allowance. You will be responsible for any tax liability stemming from this benefit.

Vacation: You will be eligible for four (4) weeks of paid vacation per calendar year. Entitlement will be prorated for any employees joining or leaving the company after January 1 (in your case January 3, 2005). You will receive eleven paid holidays, as set forth in the holiday schedule, and two personal days. Vacation time not taken by the end of the year (with the exception of 5 days) cannot be carried over into the next year. You will be provided with an employee manual, which will contain further details on this and other terms of employment.

Severance: You will be an "at-will" employee. The terms of your employment will be interpreted in accordance with and governed by the laws of The Commonwealth of Massachusetts. However, as a member of the senior executive team you will be entitled to six (6) months of severance pay upon termination from the Company for any reason other than Cause. In the event you are terminated for Cause, Diomed shall have no further obligation or liability to you relating to your employment hereunder, or the termination thereof, other than for base salary earned but unpaid through the date of termination.

The Board's Compensation Committee is currently reviewing the severance policy for senior executives of the Company and may elect to extend the period of severance. We anticipate that this review will be completed within the next ninety (90) days. In the event the Plan is modified, your severance terms will be consistent with your peers on the executive leadership team but in no event less than six (6) months.

Non Compete and Confidentiality: This offer is premised on your representation that you are not subject to any confidentiality or non-competition agreement or any other similar type of restriction that would affect your ability to devote your full time and attention to your work at Diomed.

This offer is also premised on your agreeing to sign an agreement with regards to confidentiality, inventions, and non-competition; two original copies are enclosed.

Start Date: Your start date will be January 3, 2005

Cary, we are very excited about the prospect of having you join the Diomed Team. We are on the threshold of great things. We all have confidence that with you on board, we will be able to accelerate the growth of Diomed and expand our leadership position in the field.

We look forward to discussing this offer with you and to your acceptance. Please signify your understanding and acceptance of these terms by signing below and returning one copy of this Agreement together with a fully executed copy of Diomed's Employee Non-Compete and Confidentiality Agreement.

We look forward to you joining the Diomed Team. Your office is waiting, as is your field sales organization! See you on January 3, 2005

With best personal regards,

James A. Wylie, Jr.
President/CEO

cc: Geoffrey Jenkins, Chairman
David B. Swank, Chief Financial Officer

Agreed and Accepted: ____________________
Cary Paulette

Date: 12/4/04 ____________________